Dipexium Pharmaceuticals, Inc.

14 Wall Street, Suite 3D

New York, NY 10005

January 3, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dipexium Pharmaceuticals, Inc.
Form 10-K
Filed March 22, 2016
Commission File No. 001-36351

Dear Ms. Hayes:

The following responds to the comment in the Staff’s letter dated December 22, 2016.  For your convenience, we have repeated the comment prior to our response.

Part III

Item 11. Executive Compensation, page 65

1. We refer to your disclosure under “Summary Compensation Table” on page 20 of the proxy statement that you have incorporated by reference to your Form 10-K. We note the substantial change in compensation for the identified executive officers. In future filings, please include narrative disclosure of any material factors necessary to understand significant changes in compensation from year to year. Additionally, please include a separate column for bonuses in the Summary Compensation Table. See Item 402(n) and (o) of Regulation S-K.

The Staff’s comment is duly noted. In future filings, the Company will include a narrative disclosure of material factors necessary to understand significant changes in compensation from year to year as well as a separate column for bonuses in the Summary Compensation Table.

Please feel free to call the undersigned at (917) 533-1469 or email (davidluci@dipexium.com) any further questions or comments the Staff may have. Your anticipated cooperation is appreciated.

Sincerely,

/s/ David P. Luci
David P. Luci

cc:	Robert J. DeLuccia (Dipexium)
Ivan K. Blumenthal, Esq. (Mintz Levin)
John A. Jadhon, Esq. (The Matt Law Firm)